SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                 Avantair, Inc.
                                 --------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share,

                         (Title of Class of Securities)

                                    03979E100
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                                212 750-7117
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------                            ----------------------------
CUSIP No. 03979E100                13D                       Page 2 of 13 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,758,471**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,758,471**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,758,471**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.0**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
--------------------------------------------------------------------------------
**The Reporting Parties own approximately 10.7% of the Company's outstanding common stock. The calculation of the shares and percentage set forth above assumes the exercise by the Reporting Parties of 1,173,590 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. In connection with the company's initial public offering, the company had 14,546,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants held by security holders other than the Reporting Parties, whether or not exercisable.



------------------------                            ----------------------------
CUSIP No. 03979E100                13D                       Page 3 of 13 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,989,971**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,989,971**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,989,971**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     20.6%**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
--------------------------------------------------------------------------------
**The Reporting Parties own approximately 10.7% of the Company's outstanding common stock. In addition, Mr. Sonkin owns 231,500 Warrants in his and Mrs. Sonkin's IRA and brokerage Accounts. The calculation of the shares and percentage set forth above assumes the exercise by the Reporting Parties of 1,405,090 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases. The Reporting Parties have not yet exercised or converted any of such warrants. In connection with the company's initial public offering, the company had 14,546,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants held by security holders other than the Reporting Parties, whether or not exercisable.

------------------------                            ----------------------------
CUSIP No. 03979E100                13D                       Page 4 of 13 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC

--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,758,471**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,758,471**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,758,471**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.0**
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
--------------------------------------------------------------------------------
**The Reporting Parties own approximately 10.7% of the Company's outstanding common stock. The calculation of the shares and percentage set forth above assumes the exercise by the Reporting Parties of 1,173,590 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. In connection with the company's initial public offering, the company had 14,546,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants held by security holders other than the Reporting Parties, whether or not exercisable.

------------------------                            ----------------------------
CUSIP No. 03979E100                13D                       Page 5 of 13 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   616,418**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               616,418**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     616,418**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
-------------------------------------------------------------------------------
**The Hummingbird Value Fund, LP, owns approximately 2.6% of the Company's outstanding common stock. The calculation of the shares and percentage set forth above assumes the exercise by the Reporting Parties of 1,173,590 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. In connection with the company's initial public offering, the company had 14,546,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants held by security holders other than the Reporting Parties, whether or not exercisable.

------------------------                            ----------------------------
CUSIP No. 03979E100                13D                       Page 6 of 13 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    839,857**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               839,857**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     839,857**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
-------------------------------------------------------------------------------
**The Hummingbird Microcap Value Fund, LP, owns approximately 3.1% of the outstanding common stock. The calculation of the shares and percentage set forth above assumes the exercise by the Reporting Parties of 1,173,590 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. In connection with the company's initial public offering, the company had 14,546,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants held by security holders other than the Reporting Parties, whether or not exercisable.

------------------------                            ----------------------------
CUSIP No. 03979E100                13D                       Page 7 of 13 Pages
------------------------                            ----------------------------
   1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Concentrated Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,302,196**

  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,302,196**

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      1,302,196**

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
-------------------------------------------------------------------------------
**The Hummingbird Concentrated Value Fund, LP, owns approximately 4.8% of the outstanding common stock. The calculation of the shares and percentage set forth above assumes the exercise by the Reporting Parties of 1,173,590 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. In connection with the company's initial public offering, the company had 14,546,000 exercisable warrants outstanding. This calculation does not assume the conversion of any warrants held by security holders other than the Reporting Parties, whether or not exercisable.

------------------------                            ----------------------------
CUSIP No. 03979E100                13D                       Page 8 of 13 Pages
------------------------                            ----------------------------

ITEM 1    SECURITY AND ISSUER

          Title of Class of Securities

           Common Stock, par value $0.0001 per share

          Name and Address of Issuer

               Avantair, Inc. (the "Company" or the "Issuer")
               4311 General Howard Drive
               Clearwater, FL 33762

ITEM 2    IDENTITY AND BACKGROUND

          This statement is being filed by Hummingbird Management, LLC , a Delaware limited liability company ("Hummingbird"), whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York,
New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") , to The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund") and to The Hummingbird Concentrated Fund, L.P.
(the "Concentrated Fund"), and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund, and Concentrated Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3"), to be the beneficial owner of the SHARES owned by HVF, Microcap Fund, and Concentrated Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, a Delaware limited liability company ("HC"), and together with Hummingbird, HVF, Microcap Fund, Concentrated Fund, and Mr. Sonkin, the "Reporting Persons"), the general partner of each of HVF, Microcap Fund, and Concentrated Fund.

          Both HVF, Microcap Fund, and Concentrated Fund are Delaware limited partnerships whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York, 10022 and whose principal business is investing in securities in order to achieve its investment objectives.

          Mr. Sonkin is a citizen of the United States and HC is a Delaware limited liability company. The principal business of Mr. Sonkin is acting a managing member of each of Hummingbird and HC. The principal business of HC is acting as general partner of each of HVF, Microcap Fund, and Concentrated Fund. The principal office address of each of Mr. Sonkin and HC is 460 Park Avenue, 12th Floor, New York, New York 10022.

          During the past five years none of Hummingbird, HVF, Microcap Fund, Concentrated Fund, Mr. Sonkin or HC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatingactivities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

------------------------                            ----------------------------
CUSIP No. 03979E100                13D                       Page 9 of 13 Pages
------------------------                            ----------------------------


ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of March 2, 2007, Hummingbird has caused HVF, Microcap Fund, and Concentrated Fund to invest approximately $1,565,737, $1,928,056, and $2,979,635, respectively, in the Shares of the Issuer using their working capital. As of March 2, 2007, Hummingbird has caused HVF, Microcap Fund, and Concentrated Fund to invest approximately $144,413, $243,355, and $230,918, respectively, in the Warrants of the Issuer using their working capital. Mr. Sonkin has invested approximately $97,230 in Warrnts of the Issuer, using private funds.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of HVF, Microcap Fund, and Concentrated Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Concentrated Fund, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 2,758,471 Shares representing approximately 19.0% of the outstanding Shares of the Issuer (based upon 15,220,817 Shares outstanding as of March 1, 2007, as reported by the CFO of Avantair, Inc. The Share total assumes the exercise by the Reporting Parties of 1,173,590 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.

          Mr. Sonkin, as the managing member and control person of Hummingbird, may be deemed to have the sole voting and investment authority over the Shares beneficially owned by Hummingbird and, for purposes of Rule 13d-3, may be deemed to be the beneficial owner of 2,758,471 Shares representing approximately 19.0% of the outstanding Shares of the Issuer (based upon 15,220,817 Shares outstanding as of March 1, 2007, as reported by the CFO of Avantair, Inc.
The Share total assumes the exercise by the Reporting Parties of 1,173,590 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases. The Reporting Parties have not yet exercised or converted any of such warrants. Mr. Sonkin disclaims any beneficial ownership of the Shares covered by this Statement.
In addition, Mr. Sonkin owns 231,500 Warrants in his and Mrs. Sonkin's IRA and brokerage Accounts, which have not yet been exercised or converted.

------------------------                            ----------------------------
CUSIP No. 03979E100                13D                      Page 10 of 13 Pages
------------------------                            ----------------------------

          HC, as the general partner of each of HVF, Microcap Fund, and Concentrated Fund, may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Concentrated Fund, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 2,758,471 Shares representing approximately 19.0% of the outstanding Shares of the Issuer (based upon 15,220,817 Shares outstanding as of March 1, 2007, as reported by the CFO of Avantair, Inc. The Share total assumes the exercise by the Reporting Parties of 1,173,590 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. ) HC disclaims any beneficial ownership of the Shares covered by this Statement

          HVF is the beneficial owner of 388,875 SHARES or 2.6% of the outstanding Shares of the Issuer. It is the beneficial owner of 227,543 Warrants.

          Microcap Fund is the beneficial owner of 464,607  SHARES or 3.1%
of the outstanding Shares of the Issuer. It is the beneficial owner of 375,250 Warrants.

	  Concentrated Fund is the beneficial owner of 731,309 SHARES or 4.8% of the outstanding Shares of the Issuer. It is the beneficial owner of 570,797 Warrants.

	  Paul D. sonkin is the owner of 231,500 Warrants.

------------------------                            ---------------------------
CUSIP No. 03979E100                13D                      Page 11 of 13 Pages
------------------------                            ---------------------------


          (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
1/3/2007	open market purchase		    333		5.450
1/4/2007	open market purchase		    700		5.450
2/5/2007	open market sale		  1,000		5.533
2/6/2007	open market sale		  8,264		5.550
2/22/2007	shares converted in merger(1)	179,856		5.340
3/1/2007	open market purchase		 25,041		4.980




          Hummingbird caused the Microcap Fund to effect transactions in the SHARES during the past 60 days as set forth below:

                                     NUMBER OF

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
1/3/2007	open market purchase		    333		5.450
1/4/2007	open market purchase		    700		5.450
2/5/2007	open market sale		  1,000		5.533
2/22/2007	shares converted in merger(1)	179,856		5.340
3/1/2007	open market purchase		 25,041		4.980



	Hummingbird caused the Concentrated Fund to effect transactions in the SHARES during the past 60 days as set forth below:

                                     NUMBER OF

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------

1/3/2007	open market purchase		    334		5.450
1/4/2007	open market purchase		    600		5.450
2/5/2007	open market sale		  1,000		5.533
2/6/2007	open market sale		 15,570		5.550
2/22/2007	shares converted in merger(1)	359,713		5.340
3/1/2007	open market purchase		 25,040		4.980

--------------------------------------------------------------------------------
(1) These shares were purchased in a private placement from AVantair, Inc., on September 9, 2006, at $2.78 per share and converted into the shares of Ardent Acquisition Corp.on February 22, 2007 on a one for one basis as part of the merger of Ardent Acquisition Corp. and Avantair, Inc.

------------------------                            ----------------------------
CUSIP No. 03979E100                13D                      Page 12 of 13 Pages
------------------------                            ----------------------------

           (d)         Inapplicable.

           (e)         Inapplicable.

ITEM 6   Inapplicable

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         1 Joint Filing Agreement dated March 2, 2007 by and among Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., Hummingbird Concentrated Fund, L.P, Hummingbird Capital, LLC, and Paul Sonkin.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: March 2, 2007           HUMMINGBIRD MANAGEMENT, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN




                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                 HUMMINGBIRD CONCENTRATED
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   HUMMINGBIRD CAPITAL, LLC


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

------------------------                            ----------------------------
CUSIP No. 03979E100                13D                       Page 13 of 13 Pages
------------------------                            ----------------------------

                            JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 2, 2007 (including amendments thereto) with respect to the Shares of Avantair, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 2, 2007          HUMMINGBIRD MANAGEMENT, LLC


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD CONCENTRATED
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   HUMMINGBIRD CAPITAL, LLC


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin